Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM Generates Strong Momentum with its MaveriQ Solution;
Multi-million Dollar LTE Deal in Brazil

TEL AVIV, Israel – March 11,2014 − RADCOM Ltd. (NASDAQ: RDCM) a leading innovative customer experience and service assurance provider, today announced the initial phase of a multi-year deal at the approximate amount of $3.5M with a major operator in Brazil. This deal will cover the operator’s 3G and LTE network providing new agility that reduces OPEX and CAPEX.

This tier 1 Brazilian Cellular operator purchased RADCOM’s system to provide service assurance for their Mobile broadband 3G and LTE network. RADCOM offered this operator one solution for different technologies running on the recently announced, powerful cost-effective terabit MaveriQ probes. This operator is experiencing a rapid increase in traffic; consequently, following their own expansion to LTE they purchased RADCOM’s MaveriQ solution and applications to help them continue to provide high quality of service to their customers.

 “We are excited by the momentum generated by our MaveriQ technology, a powerful service assurance solution which confirmed RADCOM's advantage over the competition.” said Mr. David Ripstein RADCOM’s CEO. “This deal is a realization of our business strategy which concentrates on increasing our hold in LATAM and APAC markets and the shift we made to a software-based solution, ready for NFV (Network Functionality Virtualization).”

About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. . For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.